                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                               (Amendment No. 3)

                               ----------------

                          PEAK INTERNATIONAL LIMITED
            (Exact name of Registrant as specified in its charter)

                 Trust Enhanced Dividend Securities ("TrENDS")
                             of Peak TrENDS Trust
                  (exchangeable for shares of common stock of
                          Peak International Limited)
                        (Title of Class of Securities)

                                   70468N107
                     (CUSIP Number of Class of Securities)

                               ----------------

                              Jack Menache, Esq.
                                General Counsel
                          Peak International Limited
                       44091 Nobel Drive, P.O. Box 1767
                               Fremont, CA 94538
                                (510) 449-0100
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                               ----------------

                                   Copy to:
                            Michael J. Nooney, Esq.
                          Simpson Thacher & Bartlett
                             3330 Hillview Avenue
                              Palo Alto, CA 94304
                                (650) 251-5000

                               ----------------

            Transaction valuation*          Amount of Filing Fee**
                 $11,700,000                       $2,340

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,800,000 TrENDS at the maximum price of $6.50 for each of the TrENDS.

** Amount previously paid.
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[_]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________ Form or Registration No.: ____________ Filing Party: ______________________ Date Filed: ________________________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  issuer tender offer subject to Rule 13e-4.   [_]  third-party tender offer
                                                       subject to Rule 14d-1.
[_]  amendment to Schedule 13D under Rule 13d-2   [_]  going-private transaction
                                                       subject to Rule 13e-3.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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    ------------------------------------------------------------------------

     This Amendment No. 3 amends the Tender Offer Statement on Schedule TO of Peak International Limited, filed with the Securities and Exchange Commission on April 13, 2001, amended by Amendment No. 1 dated April 20, 2001, and amended by Amendment No. 2 dated May 14, 2001 (the "Schedule TO"), relating to the tender offer for up to 1,800,000 Trust Enhanced Dividend Securities ("TrENDS") of Peak TrENDS Trust, as follows:

Item 4.  Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

     The tender offer expired at 11:59 P.M., New York City time, on May 10, 2001. The Company accepted for payment a total of 473,876 TrENDS at a purchase price of $6.50 for each of the TrENDS.

Item 11. Additional Information.

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

     On May 15, 2001, the Company issued a press release announcing the final results of the tender offer, a copy of which is filed as Exhibit 99.a(5)(iii) to this Amendment No. 3 to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.
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     Item 12 is supplemented by adding Exhibit 99.a(5)(iii).

     99.a(5)(iii) Press Release dated May 15, 2001.



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         /s/ Calvin Reed
                                         ______________________________
                                         Calvin Reed
                                         President and Chief Executive
                                         Officer

Date: May 15, 2001
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                                 EXHIBIT INDEX

99.a(1)(i)    Offer to Purchase, dated April 13, 2001*

99.a(1)(ii)   Letter of Transmittal*

99.a(1)(iii)  Notice of Guaranteed Delivery*

99.a(1)(iv)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees*

99.a(1)(v)    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees*

99.a(1)(vi)   Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9*

99.a(1)(vii)  Letter to Peak TrENDS holders from Calvin Reed, President and
              Chief Executive Officer of the Company, dated April 13, 2001*

99.a(5)(i)    Press Release issued by the Company on April 13, 2001*

99.a(5)(ii)   Press Release issued by the Company on May 11, 2001.**

99.a(5)(iii)  Press Release issued by the Company on May 15, 2001.


(b) Not applicable.

(d) Not applicable.

(g) Not applicable.

(h) Not applicable.


*    Previously filed on Schedule TO.
**   Previously filed on Amendment No. 2 to Schedule TO.